UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Relevant fact filed with the Spanish Securities Commission on 02/06/2012.
The exhibit of this relevant fact was incorrectly omitted from Banco Bilbao
Vizcaya Argentaria, S.A.'s current report on Form 6-K furnished to the SEC on
12/22/2011

TO THE NATIONAL SECURITIES MARKET COMMISSION

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the applicable securities market regulations, hereby notifies the following:

MATERIAL FACT

BBVA informs of the result of the Offer to Purchase made by the Company over the
Preferred Securities of Series A, B, C and D issued by BBVA Capital Finance,
S.A. Unipersonal, and of Series F issued by BBVA International Limited, amounting to 98.71% of the total Preferred Securities to be Repurchased, representing a total sum of €3,430,000,200. This sum is distributed between the different Series of Preferred Securities to be Repurchased as follows:

Series A:     €345,435,900
Series B:     €493,153,600
Series C:   €1,107,644,200
Series D:     €992,892,100
Series F:     €490,874,400

In consequence, the issue of BBVA Mandatorily Convertible Subordinated Bonds –
December 2011 will consist of 34,300,002 Bonds, representing a total of
€3,430,000,200.

The Convertible Bonds comply with the conditions set forth under the
Recommendation EBA/REC/2011/1, “EBA recommendation on the creation and supervisory oversight of temporary capital buffers to restore market confidence”, published on December 8th, 2011. Therefore, the Convertible Bonds
may be computed as core capital from the date of issuance under EBA’s ratio requirements to be reached by June 2012.

Madrid, December 22, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 12/22/2011	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative